Exhibit 4.3

BrainsWay Ltd.

(The "Company")

Compensation Policy
(the “Policy” or “Compensation Policy”)

As adopted by the Company's Shareholders on December 22, 2021.

1.	Definitions
“Board”	-	The Company's board of directors;
"Committee"	-	The Company's compensation committee;
"Company"	-	BrainsWay Ltd.;
"Companies Law"	-	The Companies Law, 1999, Israel;
"Director"	-	The members of the Board of the Company;
"Securities Law"	-	The Securities Law, 1968, Israel;
"Subsidiaries"	-	As defined under Section 1 of the Securities Law.
"Retirement Bonus"	-	Bonus, payment, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;
"Officer"	-	As defined in the Companies Law, excluding the Directors;
"Stock Option Plan"	-	Amended and Restated 2019 Share Incentive Plan, as it may be amended from time to time, or such other equity incentive plan, including an employee stock purchase plan, adopted by the Company from time to time;
“Base Salary”	-	A fixed amount paid by the Company to its Officers in return for work performed. Base salary does not include benefits, bonuses or any other potential compensation;
"Cost"	-	Cost to the employing entity.

2.	Overview

2.1.	General

2.1.1.	The Compensation Policy considers, inter alia, the Company's risk management parameters, size and nature of its operations and, with regard to terms of office and employment which include variable components, the Officer's long-term contribution to achieving the Company's objectives and to maximizing shareholders value, taking into account the scope and reach of the Officer's role.

2.1.2.	The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the life-sciences sector, territories where the Company operates, market capitalization on the applicable stock exchange or trading platforms on which the Company's ordinary shares and American Depository Shares (“ADS”) are then listed or traded, as well as other criteria. The compensation amounts and ratios are generally based on a survey conducted by Compvision Ltd. for the Company, which refers to the different positions, both Israeli and international comparison group and reflect a market benchmark for the Company.

2.1.3.	The compensation principles, targets and benchmarks are derived, inter alia, form the Company's annual work plan and from long-term plans as determined by the Board from time to time.

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2.1.4.	For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Companies Law and any other relevant rules and regulations in a manner that will facilitate the Company with respect to its action with regard to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Policy.

2.2.	Overall Compensation - Ratio Between Fixed and Variable Compensation

2.2.1.	This Policy aims to balance the mix of "fixed compensation", comprised of Base Salary and benefits (“Fixed Compensation") and "variable compensation", comprised of cash bonuses and equity-based compensation (“Variable Compensation") in order to, among other things, appropriately incentivize Officers and Directors to meet BrainsWay's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

2.2.2.	The total Variable Compensation of each Officer shall not exceed 85% of the total compensation package of such an Officer on an annual basis. The Board believes that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

2.2.3.	It should be clarified, that the Fixed Compensation may constitute 100% of the total compensation package for an Officer in any year (under circumstances in which a variable component will not be approved for that year and/or in the event of a failure to meet the set goals, if and when determined).

2.3.	Intra-Company Compensation Ratio

In the process of drafting this Policy, BrainsWay’s Board has examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Officers (the “Officers Cost") and the average and median employer cost associated with the engagement of the other employees of BrainsWay (the “Other Employees Cost" and the “Ratio", respectively). The Board believes that the current Ratio does not adversely impact the work environment in BrainsWay. The following are the ratios as of the date of the approval of this Compensation Policy:

Position	Ratio to average Other Employees Cost	Ratio to the median Other Employees Cost
CEO	12.13	14.62
Other Officers	3.21	3.34
Directors	5.73	8.77

2.4.	Compensation Components

Compensation components will include each of the following

a.	Base Salary;
b.	Benefits;
c.	Cash bonuses;
d.	Equity based compensation;
e.	Retirement and termination; and
f.	Exemption, Indemnification and Insurance.

2.5.	Compensation Currency

While the Company's employment agreements and/or consulting agreements may be in NIS, USD or any other currency, the Company's compensation costs (including salaries, benefits and consulting) are reported in the Company's financial statements in USD. Thus, all compensation components are presented in this policy in USD. Conversion from USD to the relevant currency for the purposes of complying with this Policy shall be made when determining and approving a specific compensation component.

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2.6.	Interpretation

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This Policy applies to both male and female Officers.

3.	Officers' areas of responsibility, education and experience

The compensation package to the Officers and Directors is individually determined by the Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Officer.

4.	Base Salary

4.1.	Position: Company CEO

The annual Base Salary for the Company CEO shall be up to USD $550,000 for a full-time position.[1]

4.2.	Position: Officers (other than CEO)

The annual Base Salary for each Officer (other than CEO) shall not exceed an amount of US $425,000[2].

4.3.	Position: Directors

4.3.1.	Chairman of the Board (the “Chairman”)

The monthly remuneration of the chairman of the Board of Directors in the Company shall not exceed an annual cash fee retainer of US $280,000 (for full-time position). The monthly wage shall be reduced in a linear manner in the case of a reduction in the scope of the position.

4.3.2.	Other Directors

4.3.2.1.	All BrainsWay's Board members, excluding the chairman of the Board, may be entitled to an annual cash fee retainer of up to USD $50,000, BrainsWay committee membership annual cash fee retainer of up to USD $15,000, and committee chairperson annual cash fee retainer of up to USD $20,000 (not to be paid both as committee member and chairperson).

4.3.2.2.	In addition to the above, to the extent a Director is tasked to assist the Company's management on special and strategic projects or matters requiring specialized expertise and/or significant additional time beyond the scope expected within a Director’s regular responsibilities, such Director shall be entitled to a monthly amount of up to US $15,000 for each full month in which the Director assisted with said project/matter.

4.3.3.	In spite of the above, the compensation of the Company’s external directors, if any, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

1 This amount is not intended as a reflection of current market value for the indicated role; rather it is expressed as an upper limit to ensure appropriate flexibility, including such as required to meet future needs of the Company.

2 This amount is not intended as a reflection of current market value for the indicated role; rather it is expressed as an upper limit to ensure appropriate flexibility, including such as required to meet future needs of the Company.

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4.3.4.	It is hereby clarified that the compensation (and limitations) stated under Section 4.3.2.1 will not apply to directors who serve as Officers or consultants of the Company, and in such case the compensation shall be on the terms agreed upon between such director with the Company and duly approved under applicable law.

4.4.	Officers Benefits

4.4.1.	The following benefits may be granted to Officers in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law, including redemption thereof;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the Company's practice and common market practice;

•	Contribution by the Company on behalf of the Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice; and

•	Contribution by the Company on behalf of the Officer towards work disability insurance, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice.

4.4.2.	The Company may offer additional benefits to the Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies, etc.) including their gross up.

4.5.	Expenses Reimbursement

The Company CEO and all other Officers and Directors will be entitled to reimbursement of reasonable per diem (“אש"ל”) expenses incurred in the course of discharging its office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts, Director declaration, and/or such other reasonable documentation as may be requested. The Company may pay such expenses by credit card. Expense reimbursement for overseas travel will be in conformity with the Company's policy.

4.6.	Non-Material Change

A change in the fixed compensation of the CEO, which was approved by the Committee and the Board, shall be considered to be non-material according to section 272(d) so long as it does not exceed 10% of the fixed compensation, and all within the framework of the Policy.

According to section 1B3 to the Companies Regulations (Relief in Transactions with Related Parties), 2000, non-material changes in the terms of employment of an officer who is subject to the CEO, will not require Committee approval, as stated in section 272(d) to the Companies Law. For these purposes, a change shall be considered to be non-material so long as the change in the compensation does not exceed 10% of the fixed compensation and has been approved by the CEO, and all within the framework of the Policy.

5.	Cash Bonuses

5.1.	Company-Wide Threshold Conditions for Annual Target Bonus Payment

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The following cumulative conditions (the “Company-Wide Threshold Conditions”) must be fulfilled by the Company in order for Officers to qualify for an Annual Target Bonus in any given year:

5.1.1.	Adherence to at least 80% of the parameters of the Bonus Goals (as defined below); and

5.1.2.	The Company does not have negative cash flow or other circumstances which would endanger its ability to meet its liabilities over the course of the following 18 months (after payment of the proposed bonuses.)

5.2.	Annual Target Bonus

5.2.1.	Allocation Criteria. The Company may award (subject to the approvals of the Committee and the Board) an annual bonus to its Officers due to their contribution to the Company. The annual bonus to the Company’s Officers (the “Annual Target Bonus”) shall be determined substantially based on measurable criteria, and with respect to its less significant part may be determined at the discretion of the Committee and the Board, in accordance with the following breakdown:

Position	Company/Individual Performance Measures	Company’s Discretion
CEO	75%-100%	0%-25%
Other Officers	75%-100%	0%-25%

5.2.2.	The measurable criteria and their relative weight shall be determined by the Committee and the Board in respect of each calendar year. These measurable criteria will be based on, inter alia, the Company’s financial results, the scope of the Company’s business activity, the CEO’s opinion on the contribution of the Officer to the Company, the distribution of the annual bonus over the year, objectives relating to compliance with the Company’s work plans and with various budget objectives, including, inter alia, compliance with objectives relating to revenues, expenses, investments, etc., meeting various financial objectives, such as objectives relating to the annual profit (net profit, pre-tax profit, etc.) and the Company’s EBITDA, objectives relating to the recruitment and development of professional personnel, objectives relating to raising investments, debt, etc., objectives relating to the Company’s business operations and the Company’s operations as a company traded on NASDAQ, objectives relating to the realization of the Company’s assets, the acquisition of new activities and/or companies and objectives relating to an increase of the return on the Company’s assets (the “Bonus Goals”).

5.2.3.	Maximum Amount. The maximum amount for the Annual Target Bonus that may be paid in any fiscal year shall not exceed six (6) monthly Base Salaries (equivalent to 50% of the Base Salary on an annualized basis) to the CEO, and five (5) monthly Base Salaries (equivalent to 41.66% of the Base Salary on an annualized basis) to any other Officer.

5.2.4.	Minimum Personal Achievement Threshold for Annual Target Bonus. In addition to satisfaction by the Company of the above-mentioned Company-Wide Threshold Conditions, in order for an individual Officer to qualify for any portion of the Annual Target Bonus in any given year, the Officer must have achieved at least 50% of the bonus criteria that have been specified for such Officer by the Company in such year.

5.2.5.	Overachievement Bonus. In the event of overachievement (satisfaction of over 100%) of the bonus criteria by an Officer or CEO that have been specified for such Officer by the Company in a given year, the Company may pay out an additional amount of up to four (4) monthly Base Salaries (equivalent to 33.33% of the Base Salary on an annualized basis) to the CEO, and an additional amount of up to three (3) monthly Base Salaries (equivalent to 25% of the Base Salary on an annualized basis) to any other Officer (the “Overachievement Bonus”).

5.3.	Special Bonus

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5.3.1.	In addition to the Annual Target Bonus and the Overachievement Bonus , the Company (subject to the approvals of the Committee and the Board)) shall have the authority to grant Officers, on a per event basis, a special bonus (a “Special Bonus”) as an award for the following: (i) special contribution (outstanding personal achievement, outstanding personal effort, and/or outstanding Company performance, such as related to mergers and acquisitions, offerings, or special recognition in case of retirement); (ii) relocation overseas (i.e. conditioned upon continued employment with the Company, the Company may reimburse an Officer for his or her actual reasonable relocation expenses when relocating to another country or state, and upon return), and/or; (iii) talent attraction purposes (e.g such as for a “hiring,” “sign-on” or “inducement” bonus), all at the full discretion of the Committee and the Board (and with respect to the CEO, also the Company’s general meeting of shareholders, as required).

5.3.2.	Maximum Special Bonus Amount. The maximum amount for the Special Bonus that may be paid an in any fiscal year shall not exceed six (6) monthly Base Salaries (equivalent to 50% of the Base Salary on an annualized basis) to the CEO, and five (5) monthly Base Salaries (equivalent to 41.66% of the Base Salary on an annualized basis) to any other Officer.

5.3.3.	Maximum Payout Cap. The aggregate amount of any Special Bonus, the Annual Target Bonus and the Overachievement Bonus awarded to each Officer on an annualized basis[3], as calculated at grant date, shall not exceed 200% of Base Salary on an annual basis of such Officer, as the case may be (the “Maximum Aggregate Cap”).

5.3.4.	Form of Consideration. Any bonuses allowed under this policy may be paid out in any form of consideration that the Company deems appropriate.

5.4.	Bonus upon Termination during a Fiscal Year

Except in the event of termination for cause as that term as defined in the Company’s policies, procedures and/or agreements, should the Company terminate the employment or service of an Officer prior to the end of a fiscal year, the Company may, but is not obligated to, pay the Officer the pro rata share of that fiscal year’s annual bonus, based on the period such Officer was employed by the Company or has served in the Company, and based on the Officer’s satisfaction of the applicable performance metrics.

5.5.	Compensation Recovery (“Clawback”):

5.5.1.	In the event of an accounting restatement, the Company shall be entitled to recover from its Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by the Company prior to the third anniversary of fiscal year end of the restated financial statements.

5.5.2.	Notwithstanding the aforesaid, subject to compliance with applicable law, the compensation recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

•	The Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

•	The amount to be paid under the Clawback proceedings is less than 10% of the relevant bonus received by the Officer.

3       Taking into consideration the vesting period of any grant.

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5.5.3.	Nothing in this Section limits the Company’s obligation to comply with any “Clawback” or similar provisions regarding disgorging of profits imposed on Officers by virtue of applicable securities laws.

5.6.	Committee and Board Discretion

The Company's Committee and Board may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company's position or such material deterioration anticipated by the Board, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

6.	Equity-Based Compensation

6.1.	The Committee and the Board shall review from time to time the overall equity-based grant for all Officers. When doing so, the Committee and the Board shall take into consideration: (1) each Officer's (including Board members) contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Officers.

6.2.	The equity-based compensation offered by the Company may be in the form of share options, restricted shares and/or other equity-based awards, such as RSUs, in accordance with the then-current Stock Option Plan.

6.3.	Subject to any applicable law and at the Committee and the Board’s discretion, as applicable, the Company may determine the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Officers.

6.4.	The fair market value of equity-based compensation awarded to each Officer on an annual basis[4], as calculated at grant date, shall not exceed 200% of Base Salary on an annual basis of such Officer, as the case may be. Such quantity shall not include the annual implication of prior equity allocations made in previous years.

6.5.	The fair market value of equity-based compensation awarded to each non-management director (including the chairman) in a given year[5], as calculated at grant date, shall not exceed 400% of the annual cash fee retainer of such director, as the case may be. Such quantity shall not include the annual implication of prior equity allocations made in previous years.

6.6.	In the case of a grant of options, the exercise price for each option shall be determined based on the closing price of the Company’s ADSs[6] on the NASDAQ exchange on the day prior to the approval by the Board (or if authorized, the Committee), or by the shareholders meeting (if required).

6.7.	All equity-based incentives granted to Officers and Directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Generally, grants of equity under ordinary circumstances shall vest over a period of four (4) years, starting on the Officer or director's grant date, as follows: (i) Twenty-five percent (25%) of the Options shall vest on the first year anniversary of the Vesting Commencement Date; and (ii) The remainder portion of the Options shall vest in equal quarterly installments at the end of each quarter over the following thirty-six (36) months, such that all the Options shall be fully vested on the four (4) year anniversary of the Vesting Commencement Date.

6.8.	In extraordinary circumstances, equity grants to Officers (excluding Directors) may be subject to vesting period equal to shorter vesting periods of at least two (2) years. Grants to directors shall vest over a period of at least one (1) year. Such grants may be vested on a quarterly, semi-annual or an annual basis, or based on other time periods (which may not be necessarily equal), as determined by the Company (subject to the approvals of the Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders). The Company (subject to the abovementioned required approvals) may, but is not required to, condition the vesting of part or all of the equity-based incentives, for some or all of its Officers, upon the achievement of predetermined performance goals. The Company (subject to the abovementioned required approvals) may also set terms relating to vesting in connection with an Officer leaving the Company (due to a dismissal, resignation, death, or disability). All other terms of the equity awards shall be in accordance with the Stock Option Plan and other related practices and policies.

[4]	Taking into consideration the vesting period of any grant.
[5]	Taking into consideration the vesting period of any grant.
[6]	As of the date of the drafting of this policy, one (1) ADS is equivalent to two (2) ordinary shares of the Company. Thus, for example, assuming this ratio remains in place, a grant of options to purchase 1,000 ordinary shares would be subject to an exercise price of half the closing ADS price on the NASDAQ exchange on the day prior to the required approval.

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7.	Retirement and Termination

7.1.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in accordance with any applicable law.

7.2.	Notice period:

7.2.1.	The Company may give an Officer a notice period of up to three (3) months, provided that the termination of employment of such officer happened without cause.

7.2.2.	The Company may waive the Officer's services to the Company during the notice period or any part thereto and may pay the amount payable in lieu of notice, plus the value of benefits and bonuses, even in case of immediate termination.

7.3.	Non-compete bonus: Subject to compliance with applicable laws, the Company may grant an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company's Committee and Board. Such bonus shall be calculated according to a key of up to two (2) monthly Base Salaries for each three (3) months of non-compete period and shall not exceed a total of twelve (12) monthly Base Salaries.

7.4.	Retirement bonus: the Company may grant an Officer a retirement bonus upon termination without cause of employment. The retirement bonus shall not exceed twelve (12) monthly Base Salaries for Officers that engaged with the Company for over twelve (12) months.

Such retirement bonus, if applicable, shall be awarded based on the Officer's tenure, the Company's achievements during the relevant period and the Officer's contribution to such achievements, and the circumstances of such Officer's retirement from the Company.

7.5.	Change of Control: the Company may grant an Officers a bonus if its office is terminated or deemed terminated by the Company within twelve (12) months following a "change of control" (as defined in a Stock Option Plan approved by the Committee and the Board) upon such conditions determined by the Committee and the Board. The bonus shall not exceed twelve (12) monthly Base Salaries for each Officer. It is clarified that a sale of the majority of the assets of the Company shall not be deemed as a “Change of Control” if after such sale the remaining assets held by the Company are not materially different than at the time the Officer was hired.

7.6.	For the avoidance of doubt, all of the above bonuses (i.e. in this section 7) may be applied on an accumulative and not necessarily on an independent basis, save for the non-competition, which if applies is to the exclusion of the other termination provisions (except for the notice period).

8.	Exemption, Insurance, and Indemnification

8.1.	General: In addition to its compensation in accordance with the provisions of this Policy, each Officer shall be entitled to exemption, insurance and indemnification subject to the limitation and the approvals under of any applicable law and the provisions of this Policy.

In this Section 8 “Officers” shall include “Directors”.

8.2.	Exemption (Waiver of liability): the Company may waive the Officer's liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer's due care duty towards the Company and/or any affiliated entity by its action and pursuant to his position as an Officer.

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8.3.	Officer Liability Insurance (claims made): the Company shall obtain a D&O liability insurance policy for its and its Subsidiaries Officers, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $100 million; and (b) the purchase of such policy shall be approved by the Committee which shall determine that such policy costs reflect the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

8.4.	Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of its assets or any other occasion which terminates its D&O insurance, the Company may obtain an Officer’s liability insurance policy (run-off/tail) with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $100 million; and (c) the purchase of such policy shall be approved by the Committee which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities

8.5.	Indemnification in advance: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of its position as Officer of the Company and its Subsidiaries thereof, all subject to the terms of the letter of indemnification, as approved by the Company' from time to time.

8.6.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

8.7.	The Officers shall be entitled to receive from the Company a note of exemption and indemnification in accordance with the than customary and approved exemption and indemnification.

9.	Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer, mutatis mutandis.

10.	Miscellaneous

10.1.	The Committee and the Board are responsible for the management of the compensation plan and its implementation and all of the actions required therefor including the authority to interpret the provisions of the compensation policy in any event of doubt with regard to the implementation.

10.2.	It is emphasized that nothing in that stated in this compensation policy shall prejudice existing agreements and/or binding practices (if any) between the Company and the officers prior to approval of this compensation policy.

10.3.	In the event of any change in the relevant law or any other relevant rules and regulations or the in interpretation therewith, which is more lenient than the provisions of this compensation policy, the Committee and the Board shall be entitled to adopt the more lenient provisions to follow these provisions even if they contradict the principles of this Policy, and this without requiring approval of the shareholders meeting of the Company in connection therewith.

10.4.	The Committee and the Board will examine from time to time the compensation policy and the need for its adjustment in the face of a material change of the circumstances which had prevailed when it was determined or for other reasons.

10.5.	The Company's Chief Executive Officer and Chief Financial Officer shall be responsible for the actual Implementation of this Policy and shall report immediately regarding to any issues relating thereto to the Committee and the Board.

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10.6.	During the effectiveness period of this policy, an internal review over the Implementation of the policy by the Company.

10.7.	The US Dollar-New Israeli Shekel exchange rate, or any other exchange rate, shall be calculated as the rate on the date of the engagement of the beneficiary with the Company or the date upon which the actual grant is made/approved (the “Exchange Rate Date").

10.8.	Changes may occur in the identity of Officers from year to year, and persons who served as Officers in one year and whose terms of employment or office were subject to this Compensation Policy may not necessarily continue to serve as Officers in subsequent years, and thus, their terms of employment or office would not be subject to this Compensation Policy, and vice versa. Moreover, the Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

10.9.	This Policy shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

10.10.	Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer or Director with regard to its terms.

10.11.	Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer's regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

10.12.	It is hereby clarified that the amounts and benefits described in this document apply across all geographic jurisdictions.

10.13.	As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company's position, etc. would be reviewed annually by the Board. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board from time to time.

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